April 4, 2013

Luxfer Declares Quarterly Dividend

SALFORD, England—(Business Wire)—Luxfer Holdings PLC (Luxfer Group) (NYSE:LXFR), a global materials technology company, today announced that its Board of Directors declared an interim dividend of $0.10 per American Depositary Share ($0.20 per ordinary share). The dividend will be payable on May 8, 2013, to shareholders of record on April 19, 2013.

Payment of dividends: All holders of NYSE-listed American Depositary Shares will be paid in U.S. dollars through the Depositary Bank, Bank of New York Mellon, net of its fees.

For holders of ordinary shares, the dividend will be paid directly by the Company. Payment will be made in U.S. dollars, but holders of ordinary shares can elect to receive their dividend payment in respect of those ordinary shares in pounds sterling. If a holder of ordinary shares has previously requested and received a dividend payment in pounds sterling, they will receive this dividend for the first quarter of 2013 in pounds sterling unless an election in writing to change the currency of payment is received by the Company Secretary by April 17, 2013. Holders of ordinary shares electing to receive their dividend in pounds sterling will have the U.S. dollar amount converted to pounds sterling at the spot rate reported in the Financial Times for the record date.

About Luxfer Group

Luxfer is a global materials technology company specializing in the design and manufacture of high-performance materials, components and gas cylinders for environmental, healthcare, protection and specialty end-markets. Luxfer customers include both end-users of its products and manufacturers that incorporate Luxfer products into finished goods.

Luxfer products include highly specialized magnesium alloys, powders, extrusions, plate and rolled sheet used in aerospace, automotive, defense, photo-engraving and medical applications; zirconium chemicals used in automotive and industrial catalysts, filters, and ceramics; high-pressure aluminum and composite gas cylinders used to contain medical oxygen, breathing air for firefighters, compressed natural gas for alternative-fuel vehicles and specialty gases for microchip manufacturing; and metal panels “superformed” into complex shapes for aerospace, automotive, and rail applications. For more information, visit www.luxfer.com.

Contact:

Dan Stracner, Director of Investor Relations
U.S. telephone: +951 341 2375
dan.stracner@luxfer.net